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                           May 6, 2024

       Scott A. Roberts Roberts
       Chief Financial Officer
       HealthStream, Inc.
       500 11th Avenue North, Suite 1000
       Nashville , Tennessee 37203

                                                        Re: HealthStream, Inc.

       Dear Scott A. Roberts Roberts:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed on February 20, 2024

       Exhibit 99.1
       Financial Outlook for 2024, page 3

   1. We noted your presentation of projected adjusted EBITDA for 2024 Financial Outlook in
                                                        Exhibit 99.1 without
the presentation of the most comparable GAAP measure, projected net income. Your
presentation appears to give greater prominence to the non-GAAP measure and does not
comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question
                                                        102.10 of the
Division's Compliance & Disclosure Interpretations on Non- GAAP
                                                        Financial Measures
which requires you to present the most directly comparable GAAP measure with equal or
greater prominence. Please revise your future presentations to comply.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott A. Roberts Roberts
HealthStream, Inc.
May 6, 2024
Page 2

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.



FirstName LastNameScott A. Roberts Roberts              Sincerely,
Comapany NameHealthStream, Inc.
                                                        Division of Corporation
Finance
May 6, 2024 Page 2                                      Office of Technology
FirstName LastName